FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

August 13, 2009

Item 3: News Release:

A news release dated and issued on August 13, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Updates Current Uranium Exploration

Item 5: Full Description of Material Change:

Vancouver, Canada, August 13th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV, OTCBB – CVVUF, Frankfurt – DH7)  (“CanAlaska” or the “Company”) is pleased to provide an update of its current exploration at its uranium projects in the Athabasca Basin of Saskatchewan, Canada.

At the Cree East Project, an additional $880,000 was recently advanced to fund summer exploration by the Korea Consortium, comprising Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corporation and SK Energy Co. Ltd.  This additional work includes hi-resolution airborne magnetic, airborne VTEM and ground TDEM geophysical surveys.  The results from this summer’s surveys will be used to prepare winter drilling targets.

At the Fond Du Lac Project, exploration has been further extended based on mineralization recently discovered in basement structures.  The Company had been testing known sandstone uranium mineralization, but is now concentrating on encouraging uranium mineralized intersections in structures located below the unconformity.  Current drilling is focusing on the eastern end of the deposit, where major structures intersect the trend of the sandstone-hosted mineralization.  This new basement-hosted mineralization extends the length of the known deposit by approximately 75 metres.

The Company has now received TSX Venture approval for the terms of its non-brokered private placement (see July 23rd News Release).  Proceeds from the private placement will be applied towards ongoing uranium exploration at the Company’s projects, including additional drilling at the Fond Du Lac project.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of August 2009.